Exhibit 99.3
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
BABCOCK & BROWN AIR LIMITED
June 29, 2010
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
ê Please detach along perforated line and mail in the envelope provided. ê

■	00033333303300000000 4	062910

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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		FOR	AGAINST	ABSTAIN
1.	To re-elect Erik G. Braathen as a director of the Company.	☐	☐	☐

2.	To re-elect Sean Donlon as a director of the Company.	☐	☐	☐

3.	To re-elect Joseph M. Donovan as a director of the Company.	☐	☐	☐

4.	To re-elect James Fantaci as a director of the Company.	☐	☐	☐

5.	To re-elect Susan M. Walton as a director of the Company.	☐	☐	☐

6.	To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.	☐	☐	☐

7.	To consider and, if thought fit, to approve the change of the Company’s name to “Fly Leasing Limited”.	☐	☐	☐

8.
To amend and restate the Bye-laws of the Company adopted on June 25-26, 2007 (the “Bye-laws”) to be in the form of the amended and restated Bye-laws made available on the Company’s website at http://babcockbrownair.com in order to (i) remove all references to “Babcock & Brown” (as previously defined in the Bye-laws); (ii) remove the Company’s existing name wherever it appears in forms prescribed in the Bye-laws; (iii) provide that holders of the Company’s common shares may nominate candidates for election to the Board only when holding five percent or more of the Company’s issued common shares and (iv) make other minor clarifying and administrative changes.
		☐	☐	☐

9.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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